EXHIBIT 99

Contact for Information:

Brenda Ropoulos, Director of Corporation Relations
510-574-2508
brenda_ropoulos@net.com

net.com Announces Fourth Quarter
and Fiscal Year 2005 Results
Company Announces Second Phase of NATO BME Contract

Fremont, CA April 13, 2005 – Network Equipment Technologies, Inc. (NYSE:NWK) today reported its quarterly and annual results for the periods ended March 25, 2005.

For the fourth quarter of fiscal 2005, total revenue was $23.8 million, down from $27.1 million in the same period of the prior year, a 12.1 percent decrease, and down from $29.7 million in the third quarter of fiscal 2005, a 19.6 percent decrease. Product revenue for the quarter was $19.5 million, a decrease of 13.7 percent from $22.6 million in the same period of the prior year, and a decrease of 23.1 percent from $25.4 million in the third quarter of fiscal 2005. More than 20 percent of product revenue came from the company's new products, SCREAM and SHOUT, for the fourth quarter of fiscal year 2005.

Net loss for the quarter was $4.1 million, or a loss of $0.16 per share, compared to net loss for the same period of the prior year of $3.5 million, or $0.14 per share. The loss resulted primarily from a reduction in orders during the quarter from government entities.

For the fiscal year, total revenue was $114.2 million, down 10.1 percent from $127.0 million in fiscal 2004. Product revenue for the year was $96.7 million, down 10.5 percent from $108.1 million in fiscal 2004. Net loss for the year was $6.4 million, or $0.26 per share, compared to a net loss of $559,000, or $0.02 per share, in fiscal 2004.

As announced in the company's preliminary earnings release on March 28, the Board of Directors has approved a stock buy-back program of up to $10 million over the next two years, based on the company's increased cash levels and the potential value reflected in the price of the Company's common stock versus the Board's view of the long-term value of the company. This stock repurchase program underscores the Board's confidence in the company's direction. The company's cash, including long term restricted cash, increased over the course of the year by $6.7 million to $108.7 million at the end of fiscal 2005, up from $102.0 million at the end of the prior year and $104.7 million at the end of the third quarter of fiscal 2005.

President and CEO Hubert "Bert" Whyte remarked, "We are pleased to announce that we have signed a contract with NATO for follow-on development of their 26-nation network. We have acknowledged the 'lumpiness' of our government business, though there continues to be significant opportunity in this space. To combat this lumpiness, it is imperative that we develop the strength of our new products in all three market sectors–government, enterprise and carrier–but primarily in the enterprise voice over IP migration space. Our focus is on the future and we have taken steps to strengthen our organization with highly skilled people in the North American enterprise and channel space."

"Additionally," Whyte continued, "We recorded our first revenue for SHOUT systems to Microsoft's IT organization and continue to learn new capabilities of the platform with their live implementation. We are very encouraged by their use of SHOUT. Microsoft's focus on real-time collaboration as recently announced with its Live Communications Server represents powerful communications opportunities for the future. We are looking forward to demonstrating our capabilities in that dynamic environment."

Highlights:

- Contract signed for the next phase of the NATO BME network;
- Initial product revenue during the quarter from Microsoft for its global IT network;
- SHOUT platforms for secure voice sold through Diversified Technology for the highest levels of Federal government;
- Sale of SHOUT platforms to Foreign Affairs Canada for testing of secure IP voice and fax communications for potential deployment to their embassies worldwide;
- Announced partnership with Pannaway Technologies to sell SCREAM and SHOUT to the independent operating companies (IOCs) for converged broadband voice, video and data delivery;
- Increased sales to IOCs, including Lennon Telephone for the first delivery of SHOUT in the U.S. for voice over cable, sold in conjunction with Pannaway; and

Manti Telecom, using SCREAM to deliver video on demand over an ATM network by translating ATM to IP for video encoding (both announced separately today); and

- Sales of SHOUT to Nomura Asset Management in Japan for their internal communications network.

About net.com

Network Equipment Technologies, doing business as net.com, is a leading provider of networking equipment that enables enterprises, governments and carriers to adapt to a broadband future. An architect of the networking industry, net.com has been supplying service providers, governments and enterprises around the world with bulletproof networking technology for more than 20 years. net performance. net results. net.com.

Visit www.net.com for more information.

Forward Looking Statements

This press release contains forward-looking statements relating to trends, products, customer relationships, partnerships, and possible future operating results within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that such statements are based on current expectations, forecasts and assumptions that involve risks and uncertainty that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that could affect such results include the volume and timing of orders, the ability to recognize revenue within a particular quarter for shipments made in the quarter, our ability to commercialize new products and product enhancements, the degree to which trial activity results in further product sales, and changes in the mix of products we sell and the potential reductions in margin as a result, as well as the factors identified in net.com's Quarterly Report on Form 10-Q for the quarter ended December 24, 2004. net.com disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.net.com — for more information.

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net.com, SCREAM and SHOUT are trademarks of Network Equipment Technologies, Inc.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)
(unaudited)

	Quarter Ended		Fiscal Year Ended	
	Mar 25, 2005	**Mar 26, 2004**	**Mar 25, 2005**	**Mar 26, 2004**
Revenue:				
Product	$ 19,509	$ 22,616	$ 96,726	$ 108,127
Service and other	4,339	4,508	17,492	18,909
Total revenue	23,848	27,124	114,218	127,036
Costs of sales:				
Cost of product revenue	9,276	8,742	38,847	43,142
Cost of service and other revenue	3,786	4,353	16,197	16,312
Total cost of sales	13,062	13,095	55,044	59,454
Gross margin	10,786	14,029	59,174	67,582
Operating expenses:				
Sales and marketing	6,350	7,732	27,530	31,052
Research and development	5,978	6,881	26,053	27,609
General and administrative	2,660	2,863	10,283	10,402
Restructuring costs (benefit)	(70)	(85)	4,047	181
Total operating expenses	14,918	17,391	67,913	69,244
Loss from operations	(4,132)	(3,362)	(8,739)	(1,662)
Other income (expense), net	(42)	64	1,338	1,652
Interest income (expense), net	79	(122)	(131)	(529)
Loss before taxes	(4,095)	(3,420)	(7,532)	(539)
Income tax provision (benefit)	15	38	(1,100)	20
Net loss	$ (4,110)	$ (3,458)	$ (6,432)	$(559)
Net loss per share:				
Basic	$ (0.16)	$ (0.14)	$ (0.26)	$ (0.02)
Diluted	$ (0.16)	$ (0.14)	$ (0.26)	$ (0.02)
Common and common equivalent shares:				
Basic	24,959	23,977	24,531	23,314
Diluted	24,959	23,977	24,531	23,314

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	Mar 25, 2005		Mar 26, 2004
Assets			
Cash and investments	$ 108,011	$	99,732
Accounts receivable, net	15,725		19,709
Inventories	13,274		13,665
Prepaid expenses and other assets	2,525		2,898
Total current assets	139,535		136,004
Property and equipment, net	26,318		31,423
Other assets	2,623		4,657
	$ 168,476	$	172,084
Liabilities and Stockholders' Equity			
Accounts payable	$ 8,602	$	6,334
Other current liabilities	14,557		15,681
Total current liabilities	23,159		22,015
Long term liabilities	—		1,705
7 1/4% convertible subordinated debentures	24,706		24,706
Stockholders' equity	120,611		123,658
	$ 168,476	$	172,084